09012782

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2009
Commission file number 1-9947

TRC COMPANIES, INC. 401(K) RETIREMENT AND SAVINGS PLAN

(Full title of the plan)

TRC COMPANIES, INC.

(Name of issuer of the securities held pursuant to the plan)

21 Griffin Road North
Windsor, Connecticut 06095
(Address of principal executive offices)

TRC COMPANIES, INC. 401(K) RETIREMENT AND SAVINGS PLAN

TABLE OF CONTENTS

Page

Note: All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

FML
FIONDELLA MILONE & LASARACINA
EXPERIENCE THAT COUNTS.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrative Committee and Participants of
TRC Companies, Inc. 401(k) Retirement and Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the TRC Companies, Inc. 401(k) Retirement and Savings Plan (the "Plan") as of June 30, 2009, and the related statement of changes in net assets available for benefits for the fiscal year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2009, and the changes in net assets available for benefits for the fiscal year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, TRC Companies, Inc., the Plan's sponsor, voted to terminate the Plan effective June 30, 2009 and transfer the assets into another Plan. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing plan basis used in presenting the fiscal year 2008 financial statements to the liquidation basis used in presenting the fiscal year 2009 financial statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of June 30, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Fiondella, Milone & LaSaracina LLP

Glastonbury, Connecticut
December 21, 2009

Deloitte.

Deloitte & Touche LLP
City Place I, 32nd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrative Committee and Participants of
TRC Companies, Inc. 401(k) Retirement and Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the TRC Companies, Inc. 401(k) Retirement and Savings Plan (the "Plan") as of June 30, 2008, and the related statement of changes in net assets available for benefits for the fiscal year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2008, and the changes in net assets available for benefits for the fiscal year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the financial statements include investments valued at $30,217,233 (32.3% of total net assets) as of June 30, 2008, whose fair values have been estimated in the absence of readily determinable fair values. Management's estimates are based on information provided by the issuers of the common collective trust funds.

Deloitte & Touche, LLP

December 24, 2008

TRC COMPANIES, INC. 401(K) RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF JUNE 30, 2009 AND 2008

	2009 (Liquidation Basis)	2008
ASSETS:		
Investments— at fair value		
Cash and cash equivalents	$ 77,732,075	$ 159,680
Common/collective trusts	-	29,327,159
Mutual funds	-	59,243,710
TRC Companies, Inc. stock fund	-	1,451,558
Participant loans	1,066,023	1,150,636
Total investments	78,798,098	91,332,743
Receivables:		
Employer contributions	141,407	107,523
Participant contributions	461,868	367,794
Accrued investment income	4,294	6,959
Total receivables	607,569	482,276
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$ 79,405,667	$ 91,815,019
Adjustment from fair value to contract value for fully benefit responsive investment contracts	-	890,074
NET ASSETS AVAILABLE FOR BENEFITS	$ 79,405,667	$ 92,705,093

See notes to financial statements.

TRC COMPANIES, INC. 401(K) RETIREMENT AND SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE FISCAL YEARS ENDED JUNE 30, 2009 AND 2008

	2009 (Liquidation Basis)	2008
ADDITIONS:		
Contributions:		
Participant contributions	$ 7,999,537	$ 8,734,904
Employer contributions	2,492,629	2,666,797
Participant rollover contributions	185,368	1,226,322
Total contributions	10,677,534	12,628,023
Investment income:		
Interest and dividend income	1,883,818	5,980,324
Total additions	12,561,352	18,608,347
DEDUCTIONS:		
Payments & Expenses:		
Benefits paid to participants	7,839,025	14,448,022
Deemed distribution of loans to participants	143,660	289,293
Loan administrative fees	6,421	10,308
Total payments & expenses	7,989,106	14,747,623
Net depreciation in fair value of investments	17,871,672	18,179,160
Total deductions	25,860,778	32,926,783
DECREASE IN NET ASSETS	(13,299,426)	(14,318,436)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	92,705,093	107,023,529
End of year	$ 79,405,667	$ 92,705,093

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following description of the TRC Companies, Inc. 401(k) Retirement and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more information.

General – The Plan is a defined contribution plan covering substantially all employees of TRC Companies, Inc. (the "Company") and its eligible subsidiaries who have attained 18 years of age. The Plan Administrative Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. Merrill Lynch Trust Company (the "Trustee") serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective August 1, 2007, the Plan document was amended to allow participation in the Plan of all eligible employees age 18 or older, regardless of service length. The Plan also added an automatic enrollment function in which all employees are automatically enrolled in the Plan and 50% of employer contributions up to 3% of pre-tax eligible compensation is contributed to the Plan unless the participant elects otherwise.

Plan Termination – On May 20, 2009, the Compensation Committee of the Board of Directors of TRC Companies, Inc. voted to terminate the Plan effective June 30, 2009. The Plan's investments were liquidated on June 30, 2009 and subsequently transferred in July 2009 to the existing E-Pro 401(k) Program Plan, which was simultaneously amended and renamed the TRC Companies, Inc. 401(k) Retirement and Savings Plan ("New Plan") on July 1, 2009. In accordance with generally accepted accounting principles, the Plan changed its basis of accounting used to value plan assets from the ongoing plan basis to the liquidation basis for the year ending June 30, 2009.

Contributions – Each year, participants may contribute up to 75% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code ("IRC") limitations. The Company may provide a discretionary matching contribution up to 50% of each Participant's first 6% of contributed compensation, which is determined annually by the Compensation Committee of the Board of Directors of the Company based upon operating performance. For the fiscal years ended June 30, 2009 and 2008, the Company's discretionary matching contributions were 50% of the first 6% of base compensation that participants contributed to the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's discretionary matching contributions, allocations of forfeitures of terminated participants' non-vested accounts and Plan earnings. Participant accounts are charged with withdrawals, loan administrative fees and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments – Participants direct the investment of their contributions into various investment options offered by the Plan. Company discretionary matching contributions are initially deposited into the Merrill Lynch Retirement Reserves money market fund within each participant's account, and can then be immediately reallocated to other investment options at the discretion of the participant. During the year, the Plan offered a Common Collective Trust, thirteen mutual funds and the TRC Companies, Inc. stock fund as investment options for participants.

Vesting – Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's discretionary matching contributions and actual earnings thereon is based on years of continuous service. A participant will become 34% vested after two years of credited service, 66% vested after three years of credited service and 100% vested after four years of credited service. In the event of death or permanent disability, the participant will become fully vested in their account balance.

Participant Loans – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested portion of the fair value of their account balance on the date of request, whichever is less. Loan terms range from 1 to 5 years for general participant loans or up to 10 years for participant loans taken for the purchase of a principal residence. A single loan was grandfathered upon completion of a plan merger that is scheduled to mature in 2031. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates at the time the funds are borrowed as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits – On termination of service, a participant with account balances of $5,000 or greater may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. The vested account balances for participants with less than $5,000 are automatically distributed upon termination of service.

Other In-Service Withdrawals – The Plan permits payment of benefits to participants to satisfy a financial need, such as medical or educational expenses and the purchase of a principal residence. In the case of an in-service withdrawal, payment is limited to the amount of the participant's vested account balance exclusive of earnings credited to the account after December 31, 1988.

Forfeited Accounts – As of June 30, 2009 and 2008, forfeited accounts totaled $301,386 and $207,178, respectively. These accounts may be used to offset Plan administrative expenses paid by the Company, reduce future Company contributions, or may be allocated to remaining Plan participants. During the fiscal year ended June 30, 2009 and 2008, $4,812 and $0 of forfeitures were used to offset Plan administrative expenses, $167,219 and $200,000 of forfeitures were used to reduce the Company discretionary matching contributions, and $707 and $7,032 of forfeitures were allocated to remaining Plan participants, respectively. The Company also used $94,978 of forfeitures during the fiscal year ended June 30, 2009 to reduce the Company's Qualified Non-Elective Contribution (QNEC) of $63,317 for the Plan year ended June 30, 2008 and additional QNEC of $31,661 for the Plan year ended June 30, 2007.

Qualified Non-Elective Contribution – In order for the Plan to pass certain Internal Revenue Service (IRS) discrimination testing requirements for the Plan years ending June 30, 2009 and 2008, the Company has elected to make QNEC's totaling $28,356 and $63,317, respectively, to all non-highly compensated employees of the Company who were at least 18 years of age by June 30, 2009 and 2008, respectively. In accordance with the terms of the Plan, the Company elected to use Plan forfeitures to fund the QNEC for the year ending June 30, 2008, which was allocated to eligible participants' accounts in December 2008. The QNEC contributions are immediately 100% vested to the employees who receive them. In order to be in compliance with the IRS discrimination testing requirements for the Plan year ending June 30, 2009, the Company is required to make the QNEC contribution within 12 months of the Plan year end (by June 30, 2010). The Company intends to use Plan forfeitures to fund the QNEC contribution for the Plan year ending June 30, 2009.

Reclassifications – Certain fiscal year 2008 amounts have been reclassified to conform to the fiscal year 2009 presentation with no impact or change to previously reported net assets available for benefits or changes in net assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing basis used in presenting the June 30, 2008 financial statements to the liquidation basis used in presenting the June 30, 2009 financial statements as a result of the Plan termination and merger. The adoption of the liquidation basis of accounting did not have a material impact on the Plan's financial statements.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan offers various investment instruments, including mutual funds and the TRC Companies, Inc. stock fund. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Investment Valuation and Income Recognition – The Plan's investments are stated at fair value. Shares of common collective trusts and mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at fiscal year end. Common collective investment trust funds are stated at fair value as determined by the issuer of the common/collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in benefit responsive investment contracts are valued at fair market value of the underlying investments then adjusted by the issuer to contract value. As of June 30, 2008, the fair value of the common collective trust funds was $30,217,232. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"),* the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by the FSP.

The ML Retirement Preservation Trust (the "Trust") is a stable value fund that is a commingled pool held by the Plan. The Trust may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Fair Value of Financial Instruments – On July 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS No. 157), for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS No. 157 defines fair value, establishes a fair value hierarchy, and expands disclosures about fair value measurements.

SFAS No. 157 defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. In addition to defining fair value, SFAS No. 157 expands the disclosure requirements around fair value and establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety.

These levels are:

Level 1 - inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 - inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

Administrative Expenses – Fees and expenses related to the administration of the Plan are paid by the Company or its eligible subsidiaries as provided in the Plan document, except for the accounts of participants with outstanding loans from the Plan that are charged a loan origination fee and monthly loan administrative fees.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $0 and $159,607 as of June 30, 2009 and 2008, respectively.

3. INVESTMENTS

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of June 30, 2009 and 2008, are as follows:

	2009		2008
Cash and Cash Equivalents	$ 77,732,075		$ -
ML Retirement Preservation Trust*	-	*	19,779,428
ML Equity Index Trust Tier 10*	-	*	10,437,804
ING Intermediate Bond Fund Class I	-		9,178,636
Oppenheimer International Class Y	-		8,923,671
Aston/Optimum Mid Cap Fund Class I	-		8,862,827
Blackrock Fundamental Growth Fund Class I	-		7,073,647
Allianceberstein Growth & Income Fund	-		6,755,483

* Common/collective trust

During the fiscal years ended June 30, 2009 and 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

	2009	2008
Common/Collective Trust	$ (2,678,282)	$ (1,017,359)
Mutual Funds	(15,125,529)	(12,879,406)
TRC Companies, Inc. Stock Fund	(67,861)	(4,282,395)
Net depreciation in fair value of investments	$ (17,871,672)	$ (18,179,160)

4. FAIR VALUE MEASUREMENT

The following table summarizes the fair values and levels within the fair value hierarchy as of June 30, 2009:

Description	Level 1	Level 2	Level 3	Total
equivalents	$ 77,732,075	$ -	$ -	$ 77,732,075
Participant loans	-	-	1,066,023	1,066,023
Total investments	$ 77,732,075	$ -	$ 1,066,023	$ 78,798,098

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 investments for the fiscal year ended June 30, 2009:

Description	Begining Fair Value	Issuances, Repayments and Settlements, Net	Ending Fair Value
Participant loans	$ 1,150,636	$ (84,613)	$ 1,066,023

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of money market and mutual funds managed by Merrill Lynch Group Employee Services, a subsidiary of Merrill Lynch Trust Company. Merrill Lynch Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

As of June 30, 2008, the Plan held 295,032 shares of the TRC Companies, Inc. stock fund, which is composed primarily of common stock of TRC Companies, Inc., the sponsoring employer, with a cost basis of $5,159,592. On June 30, 2009, the Plan liquidated all of the shares of the TRC Companies, Inc. Stock Fund due to the termination of the Plan. During the years ended June 30, 2009 and 2008, the Plan did not earn any dividend income from the TRC Companies, Inc. common stock.

6. FEDERAL INCOME TAX STATUS

The Plan uses a non-standardized prototype plan document sponsored by Merrill Lynch Trust Company. Merrill Lynch Trust Company received an opinion letter from the Internal Revenue Service ("IRS"), dated June 4, 2002, which states that this prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan's financial statements.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of June 30, 2008:

	June 30, 2008
Statement of net assets available for benefits:	
Net assets available for benefits per the financial statements	$ 92,705,093
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(890,074)
Net assets available for benefits per the Form 5500 - at fair value	$ 91,815,019

For the year ended June 30, 2008, the following is a reconciliation of net investment income per the financial statement to the Form 5500:

Statement of changes in net assets available for benefits:	
Investment loss per finanancial statements	$ (12,198,836)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(890,074)
Net investment loss - investment accounts per Form 5500	$ (13,088,910)
Decrease in net assets available for benefits per the financial statements	$ (14,318,436)
Adjustment to contract from fair value for fully benefit-responsive investment contracts	(890,074)
Net investment loss - investment accounts per Form 5500	$ (15,208,510)

There were no reconciling differences between the net assets available for benefits and changes in net assets available for benefits reported in the financial statements and the amounts reported in the Form 5500 as of and for the year ended June 30, 2009.

8. SUBSEQUENT EVENT

On July 1, 2009, the Plan transferred assets totaling $77,732,075 to the newly named TRC Companies, Inc. 401(k) Retirement and Savings Plan (formerly the E-Pro 401(k) Program Plan). Participant loans totaling $1,087,679 were also transferred to the "New Plan" on July 10, 2009. Participants will be entitled to the provisions of the "New Plan".

* * * * * *

SUPPLEMENTAL SCHEDULE

TRC COMPANIES, INC. 401(K) RETIREMENT AND SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i –
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JUNE 30, 2009

EIN: 06-0853807
PN: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral and Par or Maturity Value	(d) Cost	(e) Current Value
	Cash and cash equivalents	Cash and cash equivalents		$ 77,732,075
*	Various participants	Participant loans (maturing 2009 to 2031 at interest rates of 4.25% to 10%)	**	1,066,023
				$ 78,798,098

* Party-in-interest.

** Cost information is not required for participant-directed investments and therefore is not included.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRC COMPANIES, INC. 401(k)
RETIREMENT AND SAVINGS PLAN

December 21, 2009

By: /s/ Martin H. Dodd

Martin H. Dodd
Corporate Secretary

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-70662 on Form S-8 of our report dated December 21, 2009, relating to the financial statements of TRC Companies, Inc. 401(k) Retirement and Savings Plan appearing in this Annual Report on Form 11-K of TRC Companies, Inc. 401(k) Retirement and Savings Plan for the year ended June 30, 2009.

Fiondella, Milone & LaSaracina LLP

Glastonbury, Connecticut
December 21, 2009

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-70662 on Form S-8 of our report dated December 24, 2008, relating to the financial statements of TRC Companies, Inc. 401(k) Retirement and Savings Plan for the year ended June 30, 2008, appearing in this Annual Report on Form 11-K of TRC Companies, Inc. 401(k) Retirement and Savings Plan for the year ended June 30, 2009.

Deloitte & Touche, LLP

Hartford, Connecticut
December 18, 2009